

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964



05007345

RECEIVED
2005 APR 19 A 8:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref.: HASE/TL/HI/04006

4th April, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement – Change of Company Secretary

We enclose for your information a copy of the Company's announcement on 1st April, 2005 in relation to the change of company secretary of the Company, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

South China Morning Post

Published on 4th April, 2005



HENDERSON INVESTMENT LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

CHANGE OF COMPANY SECRETARY

The Board announces that with effect from 1st April, 2005, Mr. Liu Cheung Yuen, Timon has been appointed as the company secretary of the Company.

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that with effect from 1st April, 2005, Mr. Liu Cheung Yuen, Timon has been appointed as the company secretary of the Company and Mr. Yip Ying Chee, John has resigned as the company secretary of the Company. Mr. Liu is a fellow of the Hong Kong Institute of Certified Public Accountants, and a member of both The Institute of Chartered Accountants in Australia and The Hong Kong Institute of Company Secretaries.

By Order of the Board
Lam Ko Yin, Colin
Vice Chairman

Hong Kong, 1st April, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.